Exhibit 99.1

AMTD Digital Inc. Announces Full Exercises of Greenshoe in Initial Public Offering

August 05, 2022 12:36 AM Eastern Daylight Time

NEW YORK & SINGAPORE & HONG KONG—(BUSINESS WIRE)—AMTD Digital Inc. (“AMTD Digital” or the “Company”) (NYSE: HKD), a comprehensive one-stop digital solutions platforms in Asia, today announced that underwriters of its initial public offering (“IPO”) of American depositary shares (“ADSs”) had exercised in full their option to purchase up to an additional 2,400,000 ADSs at the IPO price of US$7.80 per ADS, less underwriting discounts and commissions. The Company expects to close the issuance of the additional ADSs on August 8, 2022, subject to satisfaction of customary conditions.

A registration statement related to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering is being made only by means of a prospectus forming part of the effective registration statement. A copy of the final prospectus relating to the offering may be obtained by contacting the Company: 25/F Nexxus Building, 41 Connaught Road Central, Hong Kong, or by calling +852 3163-3298, or by email at ir@amtdigital.net.

About AMTD Digital Inc.

AMTD Digital Inc. is a comprehensive digital solutions platforms in Asia. The Company’s one-stop digital solutions platform operates four main business lines including digital financial services, SpiderNet ecosystem solutions, digital media, content and marketing, as well as digital investments. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

IR Office

AMTD Digital Inc.

TEL: +852 3163-3389

EMAIL: ir@amtdigital.com